ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 25, 2006

06018024

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate Fi
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
25 October 2006 (ASX – Announcement & Media Release – Activity update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 October 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Drilling ahead at 10,453 feet.

The Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect, commenced drilling on 2 October 2006 using the Great Wall Rig GWD #172 and is drilling ahead at 10,453 feet after running surface casing to 3,551 feet.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.



Foreman 1
Broussard A22
Hunter FT11
Landry G
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block
Production
0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
New Well in
Fault Block
9 MMCF/D
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
Camerina trend
production
exceeds 1.75TCF
0
4000
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Welder Ranch Gas Project, Victoria County, Texas
Sales Commence.

Sales commenced at the Welder Ranch A2 well on 23 October 2006 at the rate of 2.4 million cubic feet of gas and 40 barrels of oil per day on a 12/64 inch choke at a flowing tubing pressure of 4110 psi.

FAR farmed out its proportionate share in AMI acreage comprising 530 net acres (excluding the Vaquero #1 and #2wells) to Chesapeake Exploration Limited Partnership for the drilling of two (2) wells to test the Middle Wilcox formation. The farm out provided FAR with a 25% carry to casing point in the A2 well (in respect of its proportionate 9% share) and is subject to the Chesapeake JOA and letter agreement with Dune. A production unit has now been formed around the new well with FAR's interest in the ultimate unit being 0.392608%.

The Vaquero #1 and #2 wells and Welder Ranch A2 are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well and 0.392608% in the A2 unit.

ONSHORE GULF COAST – NE WALLER (FAR 34%)
3D Seismic Project – Leasing nears completion/Seismic set to commence

Having tied up the core leases in its Gulf Coast 3D Project FAR is now able to provide identification of the program area (see map attached) and name the operator as AYCO Energy of Houston, Texas. This data had been restricted during the ground acquisition phase to limit potential lease competition.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

The Operator reports that 11,220 gross and 8,150 net acres have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

A test seismic line is set to commence prior to obtaining the full 50 square mile survey. Contracting arrangements for permitting and seismic data acquisition are now being advanced and should enable the shoot to be acquired this quarter.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.


CONROE, 31
WALLER
Program
Area
TOMBALL, 33
HUMBLE, 1905
KATY, 35
FAIRBANKS, 38
HARRIS
HOUSTON

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Waiting on fracture stimulation of Charlie Lake interval.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au